REVISED MINERAL RESOURCE ESTIMATE

LISMER’S  NORTH AND VARLEY AREAS

(INCORPORATING VII DRILLING)

RIVER VALLEY PGM PROJECT, ONTARIO

FOR

PACIFIC NORTH WEST CAPITAL CORP.

Vancouver, BC	John Londry, VP Exploration Pacific North West Capital Corp.
May 2006
GeoSim R.G. Simpson, P.Geo

TABLE OF CONTENTS

  Page

TITLE PAGE

1

TABLE OF CONTENTS

2

1.0

SUMMARY

6

2.0

INTRODUCTION AND TERMS OF REFERENCE / DISCLAIMER

8

2.1

Introduction and Terms of Reference

8

2.2

Disclaimer

10

3.0

DRILLING

10

3.1

Introduction

10

3.2

General

12

4.0

SAMPLE PREPARATION, ANALYSES AND SECURITY

16

4.1

Introduction

16

5.0

DATA VERIFICATION AND DUE DILIGENCE

17

6.0

MINERAL RESOURCE ESTIMATION

18

6.1

Introduction

18

6.2

Cut off Parameters

18

6.3

Specific Gravity

18

6.4

Classification of Resources

19

6.5

Model Validation

19

6.6

North Lismer Zone

19

6.7

Varley Deposit

27

7.0

REVISED RESOURCE SUMMARY – RIVER VALLEY PGM PROJECT

27

8.0

OTHER RELEVANT DATA AND INFORMATION

37

9.0

CONCLUSIONS AND RECOMMENDATIONS

37

10.0

REFERENCES

38

CERTIFICATION OF AUTHOR(S)

39

LIST OF ILLUSTRATIONS

  Page

Figure 3-1

Location of Dana Lake, Lismer’s Ridge, Lismer’s North and Varley Zones

13

Figure 3-2

Plan of Lismer’s North Zone

14

Figure 3-3

Plan of Varley Zone

15

Figure 6.1

Box plots of specific gravity sample results

18

Figure 6.2

North Lismer zone solid model

20

Figure 6.3

Log histograms for Pt and Pd – North Lismer Zone

21

Figure 6.4

Indicator variograms for Pd showing ranges of principal axes

21

Figure 6.5

North Lismer zone Pt+Pd grade distribution

23

Figure 6.6

North Lismer zone cross section

24

Figure 6.7

North Lismer Block Model Classifaction

25

Figure 6.8

Varley Zone Solid Model

28

Figure 6.9

Log Historgrams for Pt and Pd Varley deposit

29

Figure 6.10

Variogram Models for Pt and Pd in the predominant down-hole direction

29

Figure 6.11

Varley kriged model grade distribution

32

Figure 6.12

Varley ID3 model grade Distribution

32

Figure 6.13

Block Model Comparision of Kriging to ID3 Methods

33

Figure 6.14

Section 5168340 N comparing kriged to ID3 grade distribution

33

Figure 6.15

Varley Block Model Classification

34

LIST OF TABLES

Page

Table 1.1

River Valley updated resource estimate (cut-off grade 1g/t Pt+Pd)

7

Table 3.1

Summary of  Phase VII Drilling

11

Table 6.1

North Lismer composite statistics

20

Table 6.2

North Lismer Model Extents

22

Table 6.3

Kriging Estimate Search Parameters

22

Table 6.4

Lismer’s Ridge North – Indicated Resource

26

Table 6.5

Lismer’s Ridge North – Inferred Resource

26

Table 6.6

Statistics for Varley Composites

28

Table 6.7

Variogram Model Parameters

30

Table 6.8

Varley Block Models Extents

30

Table 6.9

Varley Block Search Parameters

31

Table 6.10

Varley Deposit Indicated Resource (ID3 Model)

34

Table 6.11

Varley Deposit Inferred Resource (ID3 Model)

35

Table 7.1

River Valley Updated Resource Estimate (Cut-off grade 1g/t Pt + Pd)

36

APPENDICES

Appendix A

Review of Phase 7 Drilling (River Valley Property) Quality Control Program – Analytical Solutions Ltd. – Lynda Bloom

1.0

SUMMARY

At the request of Pacific North West Capital Corp (PFN), Ron Simpson (Geosim) in conjunction with PFN’s Vice President Exploration John Londry have completed a Revised Mineral Resource Estimate, as at March 27th, 2006.  This report incorporates the results from the Phase VI and VII program for the North Lismer and Varley Zones at PFN’s River Valley Platinum Group Minerals (PGM) Project, Sudbury Mining Division, Ontario.  This resource estimate is an addition to the previous estimate by DMBW, dated June 10th 2004.  John Londry, PFN’s VP Exploration is responsible for the QA/QC program carried out under his direction.  Ron Simpson of GeoSim is responsible for the generation of the resource estimate and statisitics. Ron Simpson has not visited the property and as such has relied upon the data provided to him by John Londry and Pacific North West Capital Corp.

A total of 31 new holes were drilled to test the area immediately northwest of the Lismer’s Ridge zone and a total of 70 core holes were completed at Varley and only data from these holes were incorporated into this revised resource estimate.

Drilling of 416 holes, totalling  83,838 metres, was carried in six previous phases between February 28th, 2000 and April 20th, 2004.  This included 195 holes in Phase VI which were completed by April 30th, 2004, of which 32 holes (5,185 metres) were drilled in the Varley Zone and incorporated into the previous Mineral Resource Estimate.  An additional 13 holes were drilled in the Phase VI program and were not incorporated in the Mineral Resource Estimate.  Phase VII drilling consisted of 20,516 metres in 103 holes, which included 31 holes in the Lismer’s North, 38 holes at Varley, 13 holes Varley Extension/Azen, 7 holes at Pardo, 6 holes at Jackson’s Flats and 6 holes at Casson. Only the 31 holes at Lismer’s North and the Varley holes from Phase VI and VII (70 holes) were utilized for the purposed of the Revised Mineral Resource Estimate.

A QA/QC sampling protocol was employed by PFN for the Phase VI and VII. Derry Michener, Booth and Wahl (DMBW) reviewed the QA/QC protocol for the Phase VI drilling. It was the opinion of DMBW, the sampling protocol used by  PFN in  QC/QA was satisfactory. QA/QC under the Phase VII protocol was supervised by John Londry, PFN’s VP Exploration and co-author of this report.

The Revised Mineral Resource Estimate incorporates all data from all the phases of drilling.  No new drill data was used in the Dana North, Dana South or Lismer’s Ridge area, only new data from the Lismer’s North and Varley areas was used in the calculation of these resources.

Outlines of the host breccia unit and mineralization shells, based on a 500 ppb Au + Pt + Pd (3E) cut-off, were prepared manually and imported into SURPAC for creation of a 3 dimensional solid model.  Computer block models were then created for each area and grades were independently interpolated for Au, Pt, and Pd using ordinary kriging.  Grades for Ni and Cu were interpolated using the ID3 method. Categories were assigned conforming to CIMM definitions.  Models were also created of post-mineral dykes in the mineralized area and any blocks falling within these were assigned no grade.

The previous mineral resource utilized a 0.7 g/t Pt+ Pd (PGE) cut off. Calculations used in this update resource utilized a 1.0 g/t Pd + Pt (PGE) cutoff.

In situ, mineral resources in all categories, at a cut-off grade of 1.0 g/t Pd + Pt (PGE), on PFN's River Valley PGM project are summarized in the following tables. In the estimation no allowance has been made for the respective precious metal prices, or recoveries.

Table .1 River Valley updated resource estimate (cut-off grade 1g/t Pt+Pd)

Measured Resource
DEPOSIT	Tonnes	Au	Pt	Pd	Cu	Ni	Pt+Pd	3E	Contained Ounces (000's)
	000's	g/t	g/t	g/t	%	%	g/t	g/t	Au	Pt	Pd	3E
Dana North	2,523	0.082	0.435	1.354	0.12	0.02	1.790	1.871	6.6	35.3	109.8	151.8
Dana South	1,495	0.100	0.626	2.122	0.16	0.03	2.748	2.848	4.8	30.1	102.0	136.9
Lismer's Ridge	3,976	0.064	0.368	1.018	0.10	0.02	1.385	1.449	8.2	47.0	130.1	185.3
Lismer North	-	-	-	-	-	-	-	-	-	-	-	-
Varley	-	-	-	-	-	-	-	-	-	-	-	-
Total	7,994	0.076	0.437	1.331	0.12	0.02	1.768	1.844	19.6	112.4	342.0	474.0

Indicated Resource
DEPOSIT	Tonnes	Au	Pt	Pd	Cu	Ni	Pt+Pd	3E	Contained Ounces (000's)
	000's	g/t	g/t	g/t	%	%	g/t	g/t	Au	Pt	Pd	3E
Dana North	3,067	0.061	0.320	0.920	0.09	0.02	1.240	1.301	6.0	31.5	90.7	128.3
Dana South	3,304	0.072	0.389	1.266	0.11	0.02	1.655	1.727	7.6	41.3	134.5	183.4
Lismer's Ridge	2,140	0.054	0.302	0.824	0.09	0.02	1.127	1.180	3.7	20.8	56.7	81.2
Lismer North	716	0.071	0.394	1.183	0.13	0.03	1.577	1.648	1.6	9.1	27.2	37.9
Varley	2,082	0.075	0.448	1.224	0.09	0.02	1.671	1.747	5.1	30.0	81.9	117.0
Total	11,309	0.066	0.365	1.076	0.10	0.02	1.441	1.506	24.0	132.6	391.1	547.7

Measured + Indicated
DEPOSIT	Tonnes	Au	Pt	Pd	Cu	Ni	Pt+Pd	3E	Contained Ounces (000's)
	000's	g/t	g/t	g/t	%	%	g/t	g/t	Au	Pt	Pd	3E
Dana North	5,590	0.070	0.372	1.116	0.11	0.02	1.488	1.558	12.6	66.8	200.6	280.0
Dana South	4,800	0.080	0.463	1.533	0.13	0.02	1.995	2.076	12.4	71.4	236.5	320.3
Lismer's Ridge	6,116	0.060	0.345	0.950	0.10	0.02	1.295	1.356	11.9	67.8	186.8	266.6
Lismer North	716	0.071	0.394	1.183	0.13	0.03	1.577	1.648	1.6	9.1	27.2	37.9
Varley	2,082	0.076	0.448	1.224	0.08	0.02	1.672	1.747	5.1	30.0	81.9	117.0
Total	19,303	0.070	0.395	1.181	0.11	0.02	1.576	1.646	43.6	245.0	733.1	1021.7

Inferred
DEPOSIT	Tonnes	Au	Pt	Pd	Cu	Ni	Pt+Pd	3E	Contained Ounces (000's)
	000's	g/t	g/t	g/t	%	%	g/t	g/t	Au	Pt	Pd	3E
Dana North	-	-	-	-	-	-	-	-	-	-	-	-
Dana South	104	0.053	0.276	0.819	0.09	0.02	1.094	1.147	0.2	0.9	2.7	3.8
Lismer's Ridge	-	-	-	-	-	-	-	-	-	-	-	-
Lismer North	345	0.091	0.524	1.586	0.14	0.03	2.110	2.201	1.0	5.8	17.6	24.4
Varley	432	0.063	0.464	1.301	0.07	0.01	1.765	1.828	0.9	6.4	18.1	25.4
Total	881	0.073	0.465	1.356	0.10	0.02	1.821	1.894	2.1	13.2	38.4	53.6

Note: Numbers are rounded after calculation

In the opinion of GeoSim that this cut-off appropriately reflects the natural grade distribution of the Pt and Pd mineralization on the River Valley PGM project.

2.0

INTRODUCTION AND TERMS OF REFERENCE / DISCLAIMER

2.1

Introduction and Terms of Reference

At the request of Pacific North West Capital Corp (PFN), Ron Simpson of Geosim Consulting and John Londry VP Exploration for PFN have completed a Revised Mineral Resource Estimate which includes the Lismer’s North and Varley Zones.

This report incorporates the results from the Phase VII program for the Lismer’s North and Varley deposits at PFN’s River Valley Platinum Group Minerals (PGM) Project, Sudbury Mining Division, Ontario.

The objective is to prepare a Revised Mineral Resource Estimate Report, in compliance with National Policy 43-101, to accompany four previous Technical Reports:

(i)

dated March 26, 2001 and submitted by PFN for a listing of the corporation’s shares for trading on the Toronto Stock Exchange (TSE);

(ii)

dated October 14, 2001, comprising the initial Mineral Resource Estimate as of September 26, 2001.

(iii)

Dated October 21, 2002, comprising the updated Mineral Resources as of September September 13th, 2001.

(iv)

Dated June 10th, 2004, comprising the updated Mineral Resources as of April 30th, 2004.

The River Valley property has been intensively explored for Platinum Group Minerals (PGM) by PFN since optioning it from local prospectors in 1999.  Previous work has comprised; prospecting, stripping, rock sampling, geophysical surveys, geological mapping and six phases of diamond drilling totaling 416 holes totaling 83,838 metres.

The property contains significant Platinum Group Elements (PGE) such as Platinum (Pt) Palladium (Pd), Rhodium (Rh), as well as Gold (Au), Copper (Cu), and Nickel (Ni). Several significant PGM mineralized zones have been discovered including the Lismer’s North and Varley Zones.

Geology and Assay data from the recently completed Phase  VII drilling program on Lismer’s North and Varley data has been added to the previous  drilling data for the current Resource Estimate. All assay, check assay, duplicate, standards and blanks data have been made available in digital form.

In accordance with Instruction #5 in Form 43-101F1, the following sections have been excluded from the current report:

•

Accessibility, Climate, Local Resources, Infrastructure and Physiography

•

History

•

Geological Setting

•

Deposit Types

•

Mineralization

•

Mineral Processing and Metallurgical Testing

Readers are referred to the previous reports by DMBW, dated October 14, 2001 entitled Mineral Resource Estimate of the Dana Lake and Lismer’s Ridge Deposits on the River Valley PGM Project, Ontario for Pacific North West Capital Corp. (“the 2001 report”), the report dated October 22, 2002 entitled Updated Mineral Resource Estimate of the Dana Lake and Lismer’s Ridge Deposits on the River Valley PGM Project, Ontario for Pacific North West Capital Corp. and the report dated June 10th, 2004  entitled Updated Mineral Resource Estimate of the Dana Lake and Lismer’s Ridge Deposits on the River Valley PGM Project, Ontario (incorporating Phase VI data) for Pacific North West Capital Corp. Ron Simpson (also a co-author of this report) was involved with the Mineral Resource Estimate completed by DMBW). These reports are filed on SEDAR.

The appendices to that report are not repeated

Full and cooperative discussions were held with all technical staff both at PFN’s Sudbury offices and in PFN’s Vancouver offices.  Mr. R. Simpson, an independent consulting geologist, who is a specialist, who is a specialist in resources estimations, was retained by PFN to carry out the modeling and statistics calculations. Mr. Simpson is the  Qualified Person responsible for this revised Mineral Resource Estimate.  Mr. John Londry, PFN’s VP Exploration is responsible for the data quality collected and utilized in this Resource Calculation and is other Qualified Person responsible for the preparation of this Revised Mineral Resource Estimate.

2.2

Disclaimer

•

The Qualified Persons are unaware of any technical data other than that presented by PFN.

•

To the best of PFN’s knowledge there are no environmental liabilities against the mining claims.

•

All  surface exploration with regard to the  drilling programs has been carried out with appropriate work permits from the MNR..  For any subsequent surface  exploration phases a more elaborate permit may be required.

3.0

DRILLING

3.1

Introduction

Only  assay data for the North Lismer’s Ridge and Varley Zones was reviewed to the purposes of this report.  Complete assay data for the previous 416 holes in six phases was reviewed by DMBW in previous reports. Mr. Ron Simpson the co-author of this revised mineral estimate was a co-author of the previous reports.

NDS Drilling of Timmins, Ontario, supplied drilling services under contact to PFN for Phases I-IV.  Bradley Bros. Drilling of Noranda was used for Phase V, VI and VII.  Two drills were used on a double shift.  All core produced was of NQ diameter.

Only drilling in the North Lismer’s and Varley Areas were used for the purposes of this updated Mineral Resource Estimate.

A summary of each phase of drilling is as follows:

Phase I:  This was completed between February 28 and March 19, 2000.  It consisted of 2000 metres in 13 holes and was designed to test the strike and depth of the known surface mineralization at the Dana Lake Area. In addition, the drill program was aimed at testing the correlation between induced polarisation anomalies and subsurface sulphide mineralization.

Phase II:  This was completed between June 12 and July 18, 2000.  2820.8 metres were drilled in 14 holes to further test the strike and depth of known surface mineralization at the Dana Lake Area.

Phase III:  This was completed between September 6 and 25, 2000 and consisted of 1958.50 metres in 13 holes. The program was designed to further test the strike and depth of known surface mineralization at the Dana Lake Area, and to provide an initial test of subsurface mineralization at Lismer’s Ridge.

Phase IV:  A total of 31 drill holes were completed from February 1 to March 22, 2001 when the program was temporarily shut down for data consolidation.  The program resumed May 14th and 67 more holes were completed by July 25th.  Assay results for the last 14 holes of the total of 98 holes (16012.44 metres) were released September 26, 2001.  This program was designed to increase drill density on the Dana North, Dana South and Lismer’s Ridge Zones, thus improving the confidence level, so that an indicated mineral resource could be estimated.

Phase V:

A total of 43 holes were completed on Dana South and Lismer’s Ridge between Feb.28/02 and March 2/02 in the first stage.  The program resumed on April 22/02 and 33 more holes were completed by July 16, 2002. A total of 23, 319 core samples were collected from Lismer’s Ridge, and 10,289 from Dana South and 1, 705 from Banshee Lake. A total of 7 holes (1302 metres) were drilled in an initial test of the Banshee Zone, located about 600 metres south of the Dana Lake South Zone.

An extensive program of Quality assurance and Quality control was carried out between these stages.  The core samples were collected from split drill core and assayed for Pt, Pd, Au, Cu, and Ni at XRAL Laboratories, located in Rouyn-Noranda, Quebec, and Don Mills, Ontario.

Phase VI

During Phase VI  additional drilling was conducted in the Dana Lake, Lismer’s Ridge, Banshee Lake, MacDonald Azen Creek, Pardo, Jackson’s , Varley and Razor Zones. A total of 44,131 metres in 208 holes were drilled. An updated mineral resource calculation was completed by DMBW using 195 of the 208 holes drilled in this program.

Phase VII

Phase VII drilling consisted of 20,516.4 m in 103 holes. The holes were allocated as follows:

Table 3.1  Phase VII Drilling

Holes Drilled	Area
31 holes	Lismer’s North
38 holes	Varley
14 holes	Varley Extension/Azen
7 holes	Pardo
6 holes	Jacksons Flats
6 holes	Casson
103 holes

Only the 31 holes in Lismer’s North and the 38 holes drilled in the Varley area were incorporated into this updated resource calculation.  Phase 7 drilling commenced on September 16th, 2004. Core logging was completed by March 30th, 2005. A total of 10, 778 assays were assayed for Pt, Pd, Au, Cu, and Ni by Fire Assay and 33 elements by ICP at SGS Lakefield of Rouyn-Noranda, PQ. The Quality Control Assays were done by ALS Chemex of Mississauga, Ontario.

A total of 31 new holes were drilled to test the area immediately northwest of the Lismer’s Ridge zone. Significant mineralization was intersected over an area extending approximately 250 metres in a west-northwesterly direction. A narrow but continuous zone of mineralization grading in excess of 0.5 g/t Pt+Pd extends for 235 metres from hole LR-145 to LR-128.  West of LR-145 the zone appears to be interrupted by faulting and there is insufficient drill information to establish the continuity between intercepts in this vicinity.

The Varley deposit lies southeast of the Lismer’s Ridge deposit and is similar in geologic setting, mineralization and geometry. Between October 2003 and May 2005, a total of 70 core holes were completed at Varley for 12,811 metres (Figure 3-5). The drill sites were initially located on fences spaced approximately 100 metres apart with later fill-in drilling on 50 metre spacings.

The drilling has defined a continuous zone of low grade (+0.2 g/t Pt+Pd) mineralization extending for approximately 1600 metres near the steep contact between the gabbro breccia and the footwall intrusives.  At around 5169000m north, the trend of this contact veers from about 345° to 315° as it moves north.  Barren dykes were encountered near 5168173m and 5168412m north.

3.2

General

•

The reported mineralized core intervals for the Lismer’s North and Varley Zone drill holes are not close to true width, in plan or section, as the holes were drilled normal to the average strike of the zones, and these undulate markedly.

•

No corrections have been made, nor are necessary, to the reported lengths of mineralization as the Qualified Persons have determined the overall zone geometry by outlining the geology and grade shells for the resource estimate.

   Figure 3-1  Location of Dana Lake, Lismer’s Ridge, Lismer’s North and Varley Zones

N
S
E
W
Pardo
Dana North
Dana South
Lismer Extention
Lismer's Ridge
Varley
Jackson's Flats
Azen
Razor

Legend
Diamond Drill Holes
Breccia Zone
River Valey Intrusive

0
600
1,200
1,800
2,400
m

Pacific North West Capital Corp.
And
Anglo Platinum

RIVER VALLEY PROJECT

 Figure 3-2  Plan of Lismer’s North Zone

N
River Valley Property
Legend
Diamond Drill Holes
Diamond Drill Hole Traces
Roads
Lakes
Wetland
0
200
400
m
Pacific North West Capital Corp.
and
Anglo Platinum
LISMER'S RIDGE AREA
River Valley Project
Diamond Drill Holes

    Figure 3-3  Plan of Varley Zone

MD-07
LR-16
VA-55
VA-13
VA-56
VA-57
VA-17
VA-18
VA-58
VA-19
VA-51
VA-16
VA-14
VA-52
VA-15
VA-20
VA-08
VA-59
VA-60
VA-07
VA-47
VA-50
VA-53
VA-45
VA-48
VA-49
VA-43
VA-46
VA-44
VA-06
VA-27
VA-41
VA-42
VA-25
VA-26
VA-39
VA-40
VA-24
VA-23
VA-05
VA-38
VA-37
VA-22
VA-62
VA-36
VA-35
VA-21
VA-34
VA-04
VA-65
VA-31
VA-32
VA-54
VA-30
VA-02
VA-01
VA-33
VA-28
VA-29
VA-61
VA-03
VA-12
VA-66
VA-64
VA-67
VA-70
VA-09
VA-63
VA-10
VA-68
VA-11
VA-69
AZ-06
N
River Valley Property
Legend
Diamond Drill Holes
Roads
Lakes
Wetland
0
200
400
m
Pacific North West Capital Corp.
and
Anglo Platinum
VARLEY AREA
River Valley Project
Diamond Drill Holes

  4.0

SAMPLE PREPARATION, ANALYSES AND SECURITY

4.1

Introduction

Sample Collection and security, preparation and analyses and quality control and quality control procedures were evaluated and discussed in detail in the reported dated June 10th, 2004 by DMBW for the Phase VI program.  Previous comments for the pre-Phase VI programs are discussed in the Mineral Resource Estimate Reports dated October 15th, 2001, and October 31, 2002 and the recommendations for QA/QC procedures dated June 24, 2002 all written by DMBW.   A full review of the sampling procedures employed by Pacific North West Capital Corp for the Phase VII program is attached as Appendix  1 – Review of the Phase 7 Drilling (River Valley Property) Quality Control Program – by Lynda Bloom, Analytical Solutions Ltd.

A total of 10,778 diamond drill core samples were submitted to SGS Laboratories, Rouyn-Noranda, Quebec and assayed for Pt, Pd, Au, Cu and Ni and a 33 element ICP suite. One standard was inserted for every 10 samples. At the laboratory all shipments are unpacked and arranged in numeric order. All rock and drill core samples are first crushed such that 90% of the sample passes a 10-mesh screen. All crusher rejects are stored for the client. The crushing equipment is cleaned with air and/or brush between samples. After crushing all samples are pulverized such that 80% passes a 200-mesh screen. As before all equipment is cleaned with air between samples.

Concentrations of Pt-Pd-Au were determined using standard lead fire assay, followed by dissolution with acqua-regia, and measurement with an ICP (inductively coupled plasma) finish. Lower limited of detection (30 gram sample) are 1 ppb for Au and Pd and 10 ppb for Pt; upper limits are 10,000 ppb by ICP. Concentrations of Cu-Ni were determined by ICP methods and generally have lower limits of detection of 05 ppm for Cu and 1 ppm for Ni; upper limit for both Cu and Ni is 1%

•

Standards, Duplicates and Blanks were inserted each 20th sample into the sample stream for the last fourteen holes of the Phase IV drilling on Dana North. This practice continued throughout Phase V (A) drilling and included the preparation and insertion of two new and necessary standards at the cut-off grade and at the mean grade of the deposits.Changes were made for Phase V (B) to include one standard, one blank and two duplicates for every 20 samples submitted. These changes continued in effect for subsequent Phases.

•

The Round Robin assays of standards show consistent reliability of Pd and Pt grades within the industry acceptable range of Mean +/- 2 Standard Deviations.

•

Security measures to ensure validity and integrity of samples are vigilant and extend from drilling to delivery of samples for assays. A fenced compound houses the racks in which core is stored outside the industrial warehouse in which core logging and sawing takes place.

•

All sample preparation has been conducted and directed on site by contract geologists and samplers hired by PFN.

•

Mr. John Londry, P.Geo., Vice-President Exploration of PFN, who is  also the resident project manager, is the Qualified Person for PFN.

•

All commercial laboratories are registered to ISO 9002.  SGS of Don Mills is also registered to ISO/IEC 17025

•

A full review of sampling procedures for the Phase VII program was undertaken by Analytical Solutions Ltd.

5.0

DATA VERIFICATION AND DUE DILIGENCE

As described extensively in previous reports by DMBW, PFN instigated full internal quality control measures for the subsequent exploration programs.

While the authors have relied upon the analytical data presented by PFN in previous drilling reports, the Qualified Persons have also examined the drill data in digital format in the course of replotting the assay data for construction of level plans, and for plotting of cross sections on a UTM grid. This practice continued through the current drill Phases.

Further checks on the calculated weighted average reported (composite) grades were also carried out and no errors were found.

DMBW reviewed all of the assay certificates and check assays in hard copy for data up to the end of Phase III drilling; Phase IV and V, VI assays have been examined in digital format.  Phase VII assays were examined by John Londry VP Exploration PFN and Lynda Bloom of Analytical Solutions Ltd. The authors have also seen all drill logs, maps and plans which were prepared under the supervision of the Qualified Person for PFN which were used for the preparation of the previous resource estimates. Mr. Ron Simpson was involved in these reviews for the previous resource estimated and John Londry, the QP for this report was extensively involved in the review of the current data verification and due diligence processes for this updated report.

It should be stressed that all technical work is reviewed by Anglo Platinum personnel who have also visited the property periodically and provide insight into interpretation and with respect to the sighting of drill holes.  At their request the sample interval was reduced to 0.5 metres from 1.5 metres to match their practice on the Merensky Reef. For resource calculations all composites are a uniform 1.5 metres. For the narrower sections of the deposits, as well as deeper sections that would be below a practical pit limit, this detail however is useful.

The authors believe that these actions are sufficient for this mineral resource estimate.

6.0

MINERAL RESOURCE ESTIMATION

6.1

Introduction

This updated revised estimate was conducted by Ron Simpson during the fall of 2005.  The Lismer’s North and Varley zones were modeled independently for Pt, Pd, Au, Ni and Cu. Rhodium was not estimated as no new analytical data was available.

A compilation and synthesis of all subsurface data from seven phases of drilling, was provided by PFN. For each of the mineralized zones, three- dimensional solids were created to use as the basis for resource calculation by block modeling using ordinary kriging for Au, Pt and Pd. The base metal values, which are of low concentration, were estimated by the inverse distance weighting method.

6.2

Cut-off Parameters

The cut off parameter used for reporting block model statistics within mineralized zone constraints was a combined Pt+Pd grade. The resources within each zone were calculated for cutoffs ranging from 0.5 to 2.0 g/t Pt+Pd (PGE), not 3E. The cut off used for the summary resources is 1.0 g/t PGE.

6.3

Density Measurements

Specific gravity values were calculated for 96 samples of drill core from within the breccia and mineralized zones. Samples consisted of 0.5 metre intervals of NQ size core. They were submitted for testing to XRAL in Rouyn, Noranda between late July and mid August of 2001. The specific gravity results ranged from 2.66 to 3.04, with the exception of one extreme value of 4.74 which was considered to be an erratic and was eliminated from the data set. Both the mean and median specific gravity values for all other samples in the data set were 2.89 indicating a normal population distribution, and this value was used for tonnage calculations. There was no relationship found between grade and specific gravity. Box and whisker plots for specific gravity values from Dana North, Dana South, Lismer’s Ridge and the overall data set are shown in Figure 6-1.

   Figure 6-1: Box plot of specific gravity sample results.

6.4

Classification of Resources

Resource classifications used in this study conform to the following CIMM definitions:

Measured Mineral Resource

A ‘Measured Mineral Resource’ is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Indicated Mineral Resource

An ‘Indicated Mineral Resource’ is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Inferred Mineral Resource

An ‘Inferred Mineral Resource’ is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

6.5 Model Validation

Model verification was carried out by visual comparison of colour coded blocks and composites on plans and sections. Statistical comparisons between global average model grades using a zero cut-off and composite grades show reasonable correlation.

6.6 NORTH LISMER ZONE

Geometry and Continuity

A total of 31 new core holes totaling 7,054 metres were drilled to test the area immediately northwest of the Lismer’s Ridge zone. A total of 5011 samples were analyzed for Au, Pt, Pt, Cu and Ni. Significant mineralization was intersected over an area extending approximately 250 metres in a west-northwesterly direction. A narrow but continuous zone of mineralization grading in excess of 0.5 g/t Pt+Pd extends for 235 metres from hole LR-145 to LR-128.  West of LR-145 the zone appears to be interrupted by faulting and there is insufficient drill information to establish the continuity between intercepts in this vicinity.

Solid Modeling

A grade shell corresponding approximately to a 0.5 g/t Pt+Pd cut-off was interpreted on cross sections parallel to the drill holes. The sections were converted to 3D solids using Surpac© Vision software (Figure 6.2).

Figure 6.2 North Lismer zone solid model

Statistics

The raw drill hole assays for the North Lismer deposit contain one high outlier value for Pt and Pd (6.34 and 19.86 g/t over 1m respectively) in hole LR-141. This interval was capped at 3 g/t Pt and 9 g/t Pd prior to compositing.  Two-metre down-hole composites were then generated from drill hole intercepts within the solid model constraints. Composite statistics are shown in the table below.

Table 6.1 North Lismer composite statistics

Elem	n	min	max	Mean	Median	StdDev	Variance	Coef.Var
Au (ppb)	273	0.5	328	56	43	52	2698	0.92

Pt (g/t)	273	0.005	2.024	0.315	0.222	0.323	0.104	1.025
Pd (g/t)	273	0.001	6.312	0.876	0.573	0.967	0.934	1.103
Cu ppm	273	40	3906	1081	944	738	544278	0.68
Ni ppm	273	11.5	1060	243	210	164	27040	0.68

Histograms of frequency distribution (Figure 6.3) indicate that the populations for Pt and Pd are close to log-normal and exhibit no clear bimodality. Similar distributions were seen for Au, Ni and Cu.

Figure 6.3 Log histograms for Pt and Pd – North Lismer Zone

Variograms were modeled in the predominant downhole direction and showed ranges of around 25 metres for Pt and Pd. Directional variograms in other orientations were not useful due to limited number of sample pairs and the relatively small size of the zone. To assist in determining anisotropy, indicator variograms using a cut-off of 0.2 g/t Pd were generated using the entire Lismer data composited to 2 metre intervals. The resulting models indicated a major axis range of 62 metres, a semi-major axis range of 37 metres and a minor axis range of 22 metres (Figure 6.4). The direction of the principal axes were adjusted somewhat to account for the local variation in zone geometry.

Figure 6.4 Indicator variograms for Pd showing ranges of principal axes

Block Modeling

A block model was created using Surpac© Vision software with block dimensions of 5x5x5 metres. The extents are summarized in the following table.

Table 6. North Lismer Model Extents

	X	Y	Z
Min	555,900	5,171,300	0
Max	556,400	5,171,750	325
Block Size	5	5	5

The partial percentage of each block within the gradeshell solid model was calculated and stored as an attribute. This value was used for weighting the block tonnage in the resource estimation.

Block grades were estimated for the Pt, Pd, Au, Cu and Ni using inverse distance to the third power (ID3). Only blocks within the grade shell constraint were estimated. The maximum search distance was set at approximately twice the maximum variogram range in order to estimate most blocks within the zone constraints. A minimum of 3 and maximum of 20 composites were required to estimate a block grade. The maximum number of composites allowed from a single drill hole was set at 8. The maximum search distance was set at 80 metres in order to estimate most blocks within the zone constraint.

The search parameters used for the kriging estimate are shown in the following table.

Table 6.3 Kriging Estimate Search Parameters

Variable	Major Axis	Semi Maj. Axis	Minor Axis	Dist. (m) Major Axis	Dist. (m) Semi Maj. Axis	Dist. (m) Minor Axis
Pd	Az 285 Dip 0	Az 195 Dip -78	Az 195 Dip 12	80	48	29
Pt	Az 285 Dip 0	Az 195 Dip -78	Az 195 Dip 12	80	48	29
Au	Az 285 Dip 0	Az 195 Dip -78	Az 195 Dip 12	80	48	29
Cu	Az 285 Dip 0	Az 195 Dip -78	Az 195 Dip 12	80	48	29
Ni	Az 285 Dip 0	Az 195 Dip -78	Az 195 Dip 12	80	48	29

The following figures illustrate the grade distribution of Pt and Pd in the North Lismer zone.

Figure 6.5 North Lismer zone Pt+Pd grade distribution

Figure 6.6 North Lismer zone cross section

Classification

The North Lismer zone blocks were classified based on distance to the nearest composite and a minimum number of composites from different drill holes. The criteria imposed were as follows:

•

Measured: At least 2 composites from separate holes within 15 metres

•

Indicated: At least 2 composites from separate holes within 50 metres

•

Inferred: All remaining interpolated blocks

The amount of measured material constituted only about 1% of the combined ‘measured+indicated’ resource. This small resource is considered insignificant at this stage of resource estimation and is being included in the ‘indicated’ category.

The following figure illustrates the block classification.

Figure 6.7 North Lismer block model classification

Resource Estimation

The estimated mineral resources for the North Lismer Zone at incremental cut-offs, is shown in the following table.  It is the opinion of the author that the resource is appropriately stated at a cut-off grade of 1 g/t Pt+Pd.

Table 6.4 Lismer's Ridge North - Indicated Resource

Cutoff	Tonnes	Au	Pt	Pd	Cu	Ni	Pt+Pd	3E	Contained Ounces (000's)
Pt+Pd	000's	g/t	g/t	g/t	%	%	g/t	g/t	Au	Pt	Pd	3E
0.5	1,707	0.052	0.287	0.809	0.107	0.024	1.096	1.148	2.9	15.8	44.4	63.0
0.6	1,594	0.054	0.296	0.838	0.109	0.025	1.134	1.188	2.8	15.2	43.0	60.9
0.7	1,333	0.058	0.316	0.911	0.114	0.026	1.227	1.285	2.5	13.5	39.0	55.0
0.8	1,042	0.063	0.345	1.015	0.121	0.028	1.361	1.424	2.1	11.6	34.0	47.7
0.9	849	0.067	0.371	1.106	0.125	0.029	1.478	1.545	1.8	10.1	30.2	42.1
1.0	716	0.071	0.394	1.183	0.128	0.029	1.577	1.648	1.6	9.1	27.2	37.9
1.1	620	0.074	0.413	1.246	0.132	0.030	1.658	1.732	1.5	8.2	24.8	34.5
1.2	532	0.077	0.433	1.309	0.136	0.030	1.742	1.819	1.3	7.4	22.4	31.1
1.3	456	0.080	0.453	1.371	0.139	0.031	1.824	1.905	1.2	6.6	20.1	27.9
1.4	384	0.083	0.475	1.438	0.140	0.031	1.913	1.996	1.0	5.9	17.8	24.7
1.5	320	0.086	0.499	1.508	0.140	0.031	2.007	2.093	0.9	5.1	15.5	21.5
1.6	267	0.089	0.522	1.575	0.139	0.031	2.098	2.187	0.8	4.5	13.5	18.8
1.7	226	0.093	0.543	1.637	0.140	0.031	2.180	2.273	0.7	3.9	11.9	16.5
1.8	188	0.096	0.564	1.704	0.141	0.031	2.268	2.364	0.6	3.4	10.3	14.3
1.9	158	0.100	0.583	1.764	0.142	0.031	2.347	2.447	0.5	3.0	9.0	12.5
2.0	131	0.104	0.603	1.829	0.144	0.032	2.432	2.536	0.4	2.5	7.7	10.7

Table 6.5 Lismer's Ridge North - Inferred Resource

Cutoff	Tonnes	Au	Pt	Pd	Cu	Ni	Pt+Pd	3E	Contained Ounces (000's)
Pt+Pd	000's	g/t	g/t	g/t	%	%	g/t	g/t	Au	Pt	Pd	3E
0.5	783	0.061	0.346	0.983	0.113	0.025	1.329	1.391	1.5	8.7	24.7	35.0
0.6	666	0.067	0.379	1.087	0.116	0.026	1.466	1.533	1.4	8.1	23.3	32.8
0.7	546	0.073	0.419	1.224	0.122	0.027	1.644	1.717	1.3	7.4	21.5	30.2
0.8	470	0.079	0.451	1.337	0.127	0.029	1.788	1.867	1.2	6.8	20.2	28.2
0.9	400	0.085	0.487	1.467	0.132	0.030	1.953	2.038	1.1	6.3	18.8	26.2
1.0	345	0.091	0.524	1.586	0.139	0.031	2.110	2.201	1.0	5.8	17.6	24.4
1.1	312	0.096	0.552	1.673	0.144	0.032	2.225	2.320	1.0	5.5	16.8	23.3
1.2	288	0.099	0.572	1.742	0.147	0.032	2.314	2.413	0.9	5.3	16.1	22.3
1.3	250	0.105	0.607	1.868	0.156	0.035	2.475	2.580	0.8	4.9	15.0	20.8
1.4	231	0.108	0.627	1.940	0.160	0.036	2.567	2.675	0.8	4.7	14.4	19.9
1.5	217	0.111	0.644	1.997	0.161	0.036	2.642	2.752	0.8	4.5	13.9	19.2
1.6	206	0.113	0.657	2.042	0.163	0.036	2.699	2.812	0.7	4.4	13.5	18.6

1.7	198	0.115	0.667	2.077	0.164	0.037	2.744	2.859	0.7	4.2	13.2	18.2
1.8	189	0.117	0.676	2.116	0.166	0.037	2.792	2.909	0.7	4.1	12.8	17.6
1.9	179	0.120	0.687	2.156	0.168	0.038	2.842	2.962	0.7	3.9	12.4	17.0
2.0	151	0.128	0.724	2.280	0.169	0.038	3.004	3.132	0.6	3.5	11.1	15.2

6.7 VARLEY DEPOSIT

Geometry and Continuity

The Varley deposit lies southeast of the Lismer’s Ridge deposit and is similar in geologic setting, mineralization and geometry. Between October 2003 and May 2005, a total of 70 core holes were completed at Varley for 12,811 metres (Figure 3.3). The drill sites were initially located on fences spaced approximately 100 metres apart with later fill-in drilling on 50 metre spacings.  A total of 7183 samples have been analyzed for Au, Pt, Pd, cu and Ni.

The drilling has defined a continuous zone of low grade (+0.2 g/t Pt+Pd) mineralization extending for approximately 1600 metres near the steep contact between the gabbro breccia and the footwall intrusives.  At around 5169000m north, the trend of this contact veers from about 345° to 315° as it moves north.  Barren dykes were encountered near 5168173m and 5168412m north.

The most consistent higher-grade (+1 g/t Pt+Pd) section is located near the southern end of the zone and extends for approximately 400 metres along strike and as much as 150 metres vertically.

Solid Modeling

A grade shell corresponding approximately to a 0.2 g/t Pt+Pd cut-off was interpreted on cross sections parallel to the drill fences, oriented 45 to 65 degrees clockwise from true north. The sections were converted to 3D solids using Surpac© Vision software. The zone was cut by two unmineralized dykes and these were excluded from the gradeshell.

The available topographic data did not match well with the surveyed drill hole collar elevations and tended to be lower, often by 10-15 metres. In some areas it matched the drill collar elevations fairly well but overall it was inconsistent.  For this reason, the top of bedrock was interpreted from the drill hole logs and not from the topography.

Figure 6.8 Varley Zone solid model

Statistics

The raw drill hole assays for the Varley deposit contain one extreme value for Pd (14.2 g/t over 1m) in hole VA-10. This was capped at 10 g/t prior to compositing.  Two-metre down-hole composites were then generated from drill hole intercepts within the solid model constraints. Composite statistics are shown in the table below.

Table 6.6 Statistics for Varley composites

Elem	n	min	max	Mean	Median	StdDev	Variance	Coef.Var
Au (ppb)	1247	0	389	30	18	41	1694	1.36
Pt (g/t)	1247	0.005	2.701	0.182	0.104	0.264	0.070	1.453
Pd (g/t)	1247	0.000	5.552	0.469	0.246	0.697	0.486	1.488
Cu ppm	1247	44	3722	490	356	443	196632	0.90
Ni ppm	1247	16	973	135	111	93	8651	0.69

Histograms of frequency distribution indicate that the populations for Pt and Pd are close to log-normal and exhibit no clear bimodality (Figure 6.9).

Figure 6.9 Log histograms for Pt and Pd – Varley Deposit

Directional variograms generated for Au, Pt and Pd in the predominant downhole direction (-45˚ towards 065˚) yielded nested spherical models with a short and long range structures.  Directional variograms in other directions proved difficult to model due to the lack of closely spaced sample pairs.  In order to establish ranges and anisotropy, a combination of directional variograms and zone geometry was used with the assumed longest ranges along strike and down dip (vertical).

Figure 6.10 Variogram models for Pt and Pd in the predominant down-hole direction.

The variogram model parameters are summarized in the following table.

Table 6.7 Variogram Model Parameters

VARLEY NORTH
Variable	Direction	Co	C1	C2	Range at a1 (m)	Range at a2 (m)
Pd	Az 330 Dip 0	0.069	0.015	0.091	5	42
	Vertical	0.069	0.015	0.091	5	42
	Az 060 Dip 0	0.069	0.015	0.091	5	42
Pt	Az 330 Dip 0	0.033	0.010	0.013	11	42
	Vertical	0.033	0.010	0.013	11	42
	Az 060 Dip 0	0.033	0.010	0.013	11	42
Au	Az 330 Dip 0	730	274	593	5	42
	Vertical	730	274	593	5	42
	Az 060 Dip 0	730	274	593	5	42
VARLEY SOUTH
Variable	Direction	Co	C1	C2	Range at a1 (m)	Range at a2 (m)
Pd	Az 350 Dip 0	0.069	0.015	0.091	5	42
	Vertical	0.069	0.015	0.091	5	42
	Az 080 Dip 0	0.069	0.015	0.091	5	42
Pt	Az 350 Dip 0	0.033	0.010	0.013	11	42
	Vertical	0.033	0.010	0.013	11	42
	Az 080 Dip 0	0.033	0.010	0.013	11	42
Au	Az 350 Dip 0	730	274	593	5	42
	Vertical	730	274	593	5	42
	Az 080 Dip 0	730	274	593	5	42

Block Modeling

A block model was created using Surpac© Vision software with block dimensions of 5x5x5 metres. The extents are summarized in the following table:

Table 6.8 Varley Block Model Extents

	X	Y	Z
Min	557,700	5,168,000	0
Max	558,700	5,169,600	325
Block Size	5	5	5

The partial percentage of each block within the gradeshell solid model was calculated and stored as an attribute. This value was used for weighting the block tonnage in the resource estimation.

The deposit was modeled as two domains in order to compensate for the change in direction of the zone. For the northern portion, an anisotropic search ellipse was used with the major axis trending 330°. For the southern portion the major axis was set at 350°.  In both cases the semi-major axis was vertical and the minor axis horizontal.  A minimum of 3 and maximum of 12 composites were required to interpolate a block. The maximum number of composites from a single drill hole was limited to 4.

Block grades were estimated for the Pt, Pd and Au using both ordinary kriging and inverse distance to the third power (ID3). Separate estimations performed for the north and south domain with a ‘soft’ boundary allowing composites in proximity to the north/south division to influence blocks on either side.  Only blocks within the grade shell constraint were estimated. Grades for Ni and Cu were interpolated using Inverse Distance to the third power (ID3). The maximum search distance was set at approximately twice the maximum variogram range in order to estimate most blocks within the zone constraints.

The search parameters used for the kriging estimate are shown in the following table.

Table 6.9 Varley model search parameters

Zone	Variable	Major Axis	Semi Maj. Axis	Minor Axis	Dist. (m) Major Axis	Dist. (m) Semi Maj. Axis	Dist. (m) Minor Axis
North Varley	Pd	Az 330 Dip 0	Az 330 Dip -90	Az 060 Dip 0	80	48	29
	Pt	Az 330 Dip 0	Az 330 Dip -90	Az 060 Dip 0	80	48	29
	Au	Az 330 Dip 0	Az 330 Dip -90	Az 060 Dip 0	80	48	29
	Cu	Az 330 Dip 0	Az 330 Dip -90	Az 060 Dip 0	80	48	29
	Ni	Az 330 Dip 0	Az 330 Dip -90	Az 060 Dip 0	80	48	29
South Varley	Pd	Az 350 Dip 0	Az 350 Dip -90	Az 080 Dip 0	80	48	29
	Pt	Az 350 Dip 0	Az 350 Dip -90	Az 080 Dip 0	80	48	29
	Au	Az 350 Dip 0	Az 350 Dip -90	Az 080 Dip 0	80	48	29
	Cu	Az 350 Dip 0	Az 350 Dip -90	Az 080 Dip 0	80	48	29
	Ni	Az 350 Dip 0	Az 350 Dip -90	Az 080 Dip 0	80	48	29

The following two figures show the comparison of Pt+Pd grade distribution through the block model using Kriging and ID3 methods. Gaps in the model are unmineralized dykes.

Figure 6.11 Varley Kriged model grade distribution

Figure 6.12 Varley ID3 model grade distribution

A global block model comparison shows that the two interpolation methods gave very similar results (Figure 6.13). On examination of sections and plans, however, it was apparent that the ID3 method better reflected local grade distribution (Figure 6.14).

Figure 6.13 Block Model comparison of kriging to ID3 methods

KRIGED MODEL
ID3 MODEL
VA-02
VA-30
VA-01
VA-33
300 Z
250 Z
200 Z
150 Z
Poor local grade estimation
Pt+Pd (g/t)
> 3.0
2.0 - 3.0
1.0 - 2.0
0.7 - 1.0
0.5 - 0.7
< 0.5
Not Estimated

Figure 6.14 Section 5168340 N comparing kriged to ID3 grade distribution

Classification

No blocks were classified as ‘measured’ for the following reasons.

•

The sampling density at Varley is sufficient to reasonably assume continuity of mineralization but not to confirm the continuity.

•

The surface topography does not fit well with the surveyed drill collar elevations

•

The width of the unmineralized dykes has not been well established.

Resource blocks within the zone constraints were classified as indicated or inferred using a geostatisical method based on the block kriging variance. For each block the relative kriging standard deviation (RKSD) was determined for Pd and then averaged. This provides a quantitative value incorporating the nugget effect, sill value, number of composites used in the interpolation, and location of the composites relative to the anisotropy. The limits used for determining the classification were derived from visual inspection of plans and sections. For the Varley deposit, blocks with RKSD values less than 0.11 were assigned to the indicated category. All other interpolated blocks were classified as inferred.

The following figure illustrates the block classification.

Figure 6.15 Varley block model classification

Resource Estimation

The estimated mineral resources for the Varley Deposit at incremental cut-offs, is shown in the following table.  It is the opinion of the author that the resource is appropriately stated at a cut-off grade of 1 g/t Pt+Pd.

Table 6.10 Varley Deposit Indicated Resource (ID3 model)

Cutoff	Tonnes	Au	Pt	Pd	Cu	Ni	Pt+Pd	3E	Contained Ounces (000's)
Pt+Pd	000's	g/t	g/t	g/t	%	%	g/t	g/t	Au	Pt	Pd	Pt+Pd	3E

0.5	6,527	0.046	0.271	0.728	0.060	0.013	0.999	1.045	9.6	56.9	152.7	209.6	219.2
0.6	4,955	0.052	0.308	0.834	0.066	0.015	1.142	1.195	8.3	49.1	132.9	182.0	190.3
0.7	3,855	0.059	0.345	0.939	0.071	0.016	1.283	1.342	7.3	42.7	116.3	159.1	166.3
0.8	3,071	0.065	0.381	1.040	0.077	0.017	1.421	1.485	6.4	37.6	102.7	140.3	146.7
0.9	2,531	0.070	0.413	1.130	0.080	0.017	1.543	1.613	5.7	33.6	91.9	125.6	131.3
1.0	2,082	0.076	0.448	1.224	0.084	0.018	1.672	1.747	5.1	30.0	81.9	111.9	117.0
1.1	1,719	0.081	0.484	1.320	0.090	0.020	1.804	1.885	4.5	26.7	73.0	99.7	104.2
1.2	1,442	0.086	0.518	1.411	0.093	0.020	1.930	2.016	4.0	24.0	65.4	89.5	93.5
1.3	1,235	0.091	0.548	1.496	0.096	0.020	2.044	2.134	3.6	21.7	59.4	81.2	84.8
1.4	1,054	0.095	0.579	1.585	0.098	0.020	2.164	2.259	3.2	19.6	53.7	73.3	76.5
1.5	918	0.100	0.604	1.664	0.101	0.020	2.269	2.369	2.9	17.8	49.1	67.0	69.9
1.6	802	0.104	0.630	1.743	0.104	0.020	2.373	2.477	2.7	16.2	45.0	61.2	63.9
1.7	718	0.107	0.650	1.808	0.106	0.020	2.457	2.565	2.5	15.0	41.7	56.7	59.2
1.8	635	0.110	0.672	1.878	0.108	0.020	2.550	2.661	2.3	13.7	38.3	52.0	54.3
1.9	554	0.113	0.697	1.956	0.109	0.020	2.653	2.766	2.0	12.4	34.8	47.2	49.2
2.0	492	0.116	0.718	2.023	0.110	0.020	2.741	2.857	1.8	11.3	32.0	43.3	45.2

Table 6.11 Varley Deposit Inferred Resource (ID3 model)

Cutoff	Tonnes	Au	Pt	Pd	Cu	Ni	Pt+Pd	3E	Contained Ounces (000's)
Pt+Pd	000's	g/t	g/t	g/t	%	%	g/t	g/t	Au	Pt	Pd	Pt+Pd	3E
0.5	1,459	0.042	0.271	0.749	0.063	0.016	1.020	1.063	2.0	12.7	35.1	47.9	49.8
0.6	1,175	0.046	0.299	0.837	0.066	0.017	1.135	1.182	1.8	11.3	31.6	42.9	44.6
0.7	948	0.050	0.326	0.925	0.068	0.017	1.251	1.301	1.5	9.9	28.2	38.1	39.6
0.8	711	0.055	0.368	1.050	0.070	0.016	1.419	1.474	1.3	8.4	24.0	32.4	33.7
0.9	553	0.059	0.413	1.171	0.071	0.014	1.584	1.643	1.0	7.3	20.8	28.2	29.2
1.0	432	0.063	0.464	1.301	0.071	0.013	1.765	1.828	0.9	6.4	18.1	24.5	25.4
1.1	371	0.066	0.497	1.388	0.073	0.013	1.885	1.951	0.8	5.9	16.5	22.5	23.3
1.2	338	0.068	0.517	1.441	0.073	0.014	1.959	2.027	0.7	5.6	15.6	21.3	22.0
1.3	313	0.070	0.533	1.481	0.074	0.014	2.014	2.084	0.7	5.4	14.9	20.3	21.0
1.4	265	0.075	0.571	1.560	0.078	0.015	2.132	2.206	0.6	4.9	13.3	18.2	18.8
1.5	192	0.089	0.660	1.733	0.093	0.017	2.393	2.481	0.5	4.1	10.7	14.8	15.3
1.6	165	0.097	0.706	1.827	0.099	0.018	2.533	2.629	0.5	3.8	9.7	13.5	14.0
1.7	156	0.099	0.724	1.863	0.103	0.018	2.587	2.686	0.5	3.6	9.3	13.0	13.5
1.8	149	0.102	0.736	1.891	0.104	0.019	2.627	2.729	0.5	3.5	9.1	12.6	13.1
1.9	138	0.106	0.754	1.931	0.107	0.019	2.685	2.791	0.5	3.4	8.6	12.0	12.4
2.0	127	0.111	0.777	1.977	0.110	0.020	2.754	2.865	0.5	3.2	8.1	11.2	11.7

7.0  REVISED RESOURCE SUMMARY - RIVER VALLEY PGM PROJECT

In situ, mineral resources in all categories, at a cut-off grade of 1.0 g/t Pd + Pt (PGE), on PFN's River Valley PGM project are summarized in the following tables. In the estimation no allowance has been made for the respective precious metal prices, or recoveries.

Table 7.1 River Valley updated resource estimate (cut-off grade 1g/t Pt+Pd)

Measured Resource
DEPOSIT	Tonnes	Au	Pt	Pd	Cu	Ni	Pt+Pd	3E	Contained Ounces (000's)
	000's	g/t	g/t	g/t	%	%	g/t	g/t	Au	Pt	Pd	3E
Dana North	2,523	0.082	0.435	1.354	0.12	0.02	1.790	1.871	6.6	35.3	109.8	151.8
Dana South	1,495	0.100	0.626	2.122	0.16	0.03	2.748	2.848	4.8	30.1	102.0	136.9
Lismer's Ridge	3,976	0.064	0.368	1.018	0.10	0.02	1.385	1.449	8.2	47.0	130.1	185.3
Lismer North	-	-	-	-	-	-	-	-	-	-	-	-
Varley	-	-	-	-	-	-	-	-	-	-	-	-
Total	7,994	0.076	0.437	1.331	0.12	0.02	1.768	1.844	19.6	112.4	342.0	474.0

Indicated Resource
DEPOSIT	Tonnes	Au	Pt	Pd	Cu	Ni	Pt+Pd	3E	Contained Ounces (000's)
	000's	g/t	g/t	g/t	%	%	g/t	g/t	Au	Pt	Pd	3E
Dana North	3,067	0.061	0.320	0.920	0.09	0.02	1.240	1.301	6.0	31.5	90.7	128.3
Dana South	3,304	0.072	0.389	1.266	0.11	0.02	1.655	1.727	7.6	41.3	134.5	183.4
Lismer's Ridge	2,140	0.054	0.302	0.824	0.09	0.02	1.127	1.180	3.7	20.8	56.7	81.2
Lismer North	716	0.071	0.394	1.183	0.13	0.03	1.577	1.648	1.6	9.1	27.2	37.9
Varley	2,082	0.075	0.448	1.224	0.09	0.02	1.671	1.747	5.1	30.0	81.9	117.0
Total	11,309	0.066	0.365	1.076	0.10	0.02	1.441	1.506	24.0	132.6	391.1	547.7

Measured + Indicated
DEPOSIT	Tonnes	Au	Pt	Pd	Cu	Ni	Pt+Pd	3E	Contained Ounces (000's)
	000's	g/t	g/t	g/t	%	%	g/t	g/t	Au	Pt	Pd	3E
Dana North	5,590	0.070	0.372	1.116	0.11	0.02	1.488	1.558	12.6	66.8	200.6	280.0
Dana South	4,800	0.080	0.463	1.533	0.13	0.02	1.995	2.076	12.4	71.4	236.5	320.3
Lismer's Ridge	6,116	0.060	0.345	0.950	0.10	0.02	1.295	1.356	11.9	67.8	186.8	266.6
Lismer North	716	0.071	0.394	1.183	0.13	0.03	1.577	1.648	1.6	9.1	27.2	37.9
Varley	2,082	0.076	0.448	1.224	0.08	0.02	1.672	1.747	5.1	30.0	81.9	117.0
Total	19,303	0.070	0.395	1.181	0.11	0.02	1.576	1.646	43.6	245.0	733.1	1021.7

Inferred
DEPOSIT	Tonnes	Au	Pt	Pd	Cu	Ni	Pt+Pd	3E	Contained Ounces (000's)
	000's	g/t	g/t	g/t	%	%	g/t	g/t	Au	Pt	Pd	3E
Dana North	-	-	-	-	-	-	-	-	-	-	-	-
Dana South	104	0.053	0.276	0.819	0.09	0.02	1.094	1.147	0.2	0.9	2.7	3.8
Lismer's Ridge	-	-	-	-	-	-	-	-	-	-	-	-
Lismer North	345	0.091	0.524	1.586	0.14	0.03	2.110	2.201	1.0	5.8	17.6	24.4
Varley	432	0.063	0.464	1.301	0.07	0.01	1.765	1.828	0.9	6.4	18.1	25.4
Total	881	0.073	0.465	1.356	0.10	0.02	1.821	1.894	2.1	13.2	38.4	53.6

Note: Numbers are rounded after weighted average and summary calculations

8.0 OTHER RELEVANT DATA AND INFORMATION

The authors are of the opinion that all known relevant technical data and information with regard to the River Valley Project have been reviewed and addressed in this or previous Technical Reports.

9.0 CONCLUSIONS AND RECOMMENDATIONS

The in situ combined measured and indicated mineral resources for the River Valley project at a cut-off of 1 g/t Pt+Pd are estimated to be 19.3 million tonnes grading 0.07 g/t Au, 0.395 g/t Pt and 1.181 g/t Pd. An additional  881,000 tonnes is classified as inferred and averages 0.073 g/t Au, 0.465 g/t Pt and 1.366 g/t Pd.

In addition to Au, Pt and Pd there are possible by–product credits in copper and nickel and rhodium.  Rhodium content could not be accurately estimated due to lack of analytical data. The results of the previous study (DMBW October 15/01) involving the analysis of partial assay information from 27 holes at Dana Lake suggested an average grade of between 0.03 and 0.04 g/t Rh.  No drill core from Lismer’s Ridge or Varley was analyzed for rhodium.

Further drilling is required in the North Lismer zone in order to establish the geometry of the south eastern extension of the mineralized zone.

10.0

REFERENCES

Technical Reports

Bloom, L. (2004): Review of QC procedures and data for Pacific North West Capital Corp, May 5, 2004

Derry Michener Booth & Wahl Consultants Ltd. (2001), Review of Exploration Results, River Valley Property & Agnew Property, for Pacific North West Capital Corp. dated March 26, 2001.

Derry Michener Booth & Wahl Consultants Ltd. (2001), Mineral Resource Estimate of the Dana Lake & Lismer's Ridge Deposits on the River Valley PGM Project, Ontario for Pacific North West Capital Corp. dated October 15, 2001

Derry Michener Booth & Wahl Consultants Ltd. (2001), Addendum to Mineral Resource Estimate of the Dana Lake & Lismer's Ridge Deposits (October 15, 2001), dated November 5, 2001.

Derry Michener Booth & Wahl Consultants Ltd. (2002), Mineral Resource Estimate of the Dana Lake & Lismer's Ridge Deposits (September 13th, 2002), dated October 22nd, 2002.

Derry Michener Booth & Wahl Consultants Ltd. (2004), Mineral Resource Estimate of the Dana Lake & Lismer's Ridge Deposits (April 30th, 2004), dated June 10th, 2004.

Lyon, D. (2003): Quality Control Procedures: River Valley and Agnew Lake Exploration Programs, a private report for Pacific North West Capital Corp and Anglo Platinum, May 14, 2003

Luhta, E., Boyd, P., Raber, E., Tervo, N., Wieland, J., Sabo, N. and Botson, S.(2000): Metallurgical Feasibility Study on the Dana Lake PGE Area, River Valley, Ontario. 63p.

Barry, J, Zemoroz, (2006) Phase 7 Diamond Drilling Program River Valley Property for Pacific North West Capital Corp. and Anglo Platinum.

General

Hrominchuk, J. (2000) Geology, Stratigraphy and Copper-Platinum Group Element Mineralization of the River Valley intrusion, Dana Township. (OGS Open File).

Hrominchuk, J.L.(2000)  Geology, Stratigraphy, Geochemistry, and Copper-Nickel-Platinum Group Element Mineralization in the River Valley Intrusion (OGS Open File).

I, RONALD G. SIMPSON, P.Geo, do hereby certify that:

1.

I am a Consulting Geologist with an office at 1975 Stephens St. Vancouver, British Columbia.

2.

I graduated with an Honours Degree of Bachelor of Science in Geology from the University of British Columbia in 1975.

3.

I am a member in good standing of the Association of Professional Engineers and Geoscientists of British Columbia (Registered Professional Geoscientist, No. 19513) and a Fellow of the Geological Association of Canada.

4.

I have practiced my profession continuously since 1975..

5.

I have read the definition of “qualified person” set out in National instrument 43 101 (“NI 43 101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43 101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43 101.

6.

I am responsible for the preparation of sections 7 and 8 of this report. I have not visited the River Valley property.

7.

I have had prior involvement with the properties that are the subject of the Technical Report.  The nature of my prior involvement involves the following four DMBW reports prepared for Pacific North West Capital Corp.

•

Review of Exploration Results, River Valley Property and Agnew, March 26, 2001 (as of January 31, 2001 with revisions to March 22, 2001”)

•

Mineral Resource Estimate of the Dana Lake and Lismer’s Ridge Deposits on the River Valley PGM Project, Ontario, October 15, 2001Revised Mineral

•

Resource Estimate of the Dana Lake and Lismer’s Ridge Deposits (Incorporating Phase V Drilling) on the River Valley PGM Project, Ontario, October 31, 2002.

Revised Mineral Resource Estimate, Dana Lake and Lismer’s Ridge Deposits, River Valley PGM Project, April 30, 2004.

8.

I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

9.

I am independent of the issuer applying all of the tests in section 1.5 of National Instrument 43-101.

10.

I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

11.

I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

DATED at Vancouver, British Columbia, this 10th day of May 2006.

JOHN W. LONDRY, P.Geo, do hereby certify that:

1.

I am a Consulting Geologist in the position of Vice President of Exploration for Pacific North West Capital Corp. residing at 171 Croatia Avenue, Schumacher,  Ontario

2.

I graduated with a Masters Degree of Science in Geology from the University of Windsor in 1975.

3.

I am a member in good standing of the Association of Professional Geoscientists of Ontario (No. 0117) and a Fellow of the Geological Association of Canada.

4.

I have practiced my profession continuously since 1975.

5.

I have read the definition of “qualified person” set out in National instrument 43 101 (“NI 43 101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43 101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43 101.

6.

I have contributed to the writing of this report. I have been involved in all aspects of the work on the River Valley property since January, 2004.

7.

I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

8.

I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

9.

I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

DATED at Sudbury, Ontario, this 10th day of May 2006.